ALTIMMUNE, INC.

910 Clopper Road, Suite 201S

Gaithersburg, Maryland 20878

September 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Ms. Suzanne Hayes, Assistant Director
Ms. Irene J. Paik, Attorney Adviser

Re:	Registration Statement on Form S-1 (File No. 333- 226441)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 5:00 p.m. (Washington D.C. time) on Thursday, September 27, 2018 or as soon as practicable thereafter.

Please contact Ori Solomon of Proskauer Rose LLP, counsel to the Company, at (617) 526-9889 if you have any questions about this letter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

ALTIMMUNE, INC.

/s/ William Brown
William Brown
Acting Chief Financial Officer

cc:	Ori Solomon, Proskauer Rose LLP